August 1, 2024

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ultimus Managers Trust

Post-Effective Amendment No. 255

to the Registration Statement on Form N-1A

SEC File Nos. 811-22680; 333-180308

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended, enclosed for filing electronically is Post-Effective Amendment No. 255 to the Registration Statement on Form N-1A of Ulimus Managers Trust (the “Registrant”) relating to the Q3 All-Season Systematic Opportunities Fund and Q3 All-Season Tactical Fund. This filing reflects various changes to each Fund’s principal investment strategies and the addition of C Class shares by Q3 All-Season Systematic Opportunities Fund.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

Sincerely,

/s/ John L. Chilton
John L. Chilton, Esq.